NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 14, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(4)

The removal of Energy Services of America, Warrants
(each Warrant is exercisable for one share of Common
Stock), is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on October 12, 2011.

The security was suspended by the
Exchange on October 5, 2011.